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                                                                    Exhibit 99.6


                          TRAVELCENTERS OF AMERICA LLC

                          CHARTER OF THE NOMINATING AND
                              GOVERNANCE COMMITTEE

                            Adopted January 12, 2007


I. PURPOSE

The primary function of the Nominating and Governance Committee (the "Committee") is (1) to identify individuals qualified to become Board members of the Board of Directors (the "Board") of TravelCenters of America LLC (the "Company") consistent with criteria approved by the Board, and to select, or recommend that the Board select, the director nominees for each annual meeting of shareholders or when vacancies occur; (2) to develop and recommend to the Board a set of governance principles applicable to the Company and (3) to oversee the evaluation of the Board and management.

II. COMPOSITION

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall meet the independence and experience requirements of the Rules of the American Stock Exchange, subject to applicable exceptions permitted thereunder, and any other applicable laws and regulations.

The members of the Committee shall be elected by the Board and vacancies on the Committee shall be filled as provided in the Company's Amended and Restated Limited Liability Company Agreement (the "LLC Agreement"). Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. RESPONSIBILITIES AND DUTIES

The following are activities of the Committee designed to promote the fulfillment of its functions as described in this Charter (these functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances):

         1. The Committee shall assist the Board in determining the desired experience, mix of skills and other criteria and qualities appropriate for Board membership.

         2. The Committee shall actively seek individuals qualified to become members of the Board, consistent with criteria approved by the Board, and shall recommend director nominees for selection by the Board for nomination to fill expiring terms of directors of each annual meeting of shareholders. The Committee shall consider candidates for nominees as directors of the Company which are properly recommended by shareholders for nomination by the Board at a meeting of shareholders at which directors are to be elected as provided in the Company's Limited Liability Company Operating Agreement (as provided in paragraph 4 below).

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         3.       If the Company is legally required by contract or otherwise to provide third parties with the ability to nominate and/or appoint directors (for example preferred share rights to elect directors upon failures to pay dividends as specified in the rights, preferences and privileges of such preferred shares, shareholder agreements or management agreements), the selection and nomination of such directors shall be subject to the Committee process described in paragraphs 1 and 2 above.

         4. To be considered by the Committee a shareholder recommendation for a nominee must be made (i) by a shareholder or shareholders who are entitled under the Company's Limited Liability Operating Company Agreement and applicable state and federal laws to nominate such nominee at such meeting, and
                  (ii) by written notice to the Chair of the Committee and the Secretary of the Company given within the thirty (30) period ending on the last date on which shareholders may give a timely notice of nomination for such meeting under the LLC Agreement and applicable state and federal laws, which notice must be accompanied by the same information and documents with respect to such recommended nominee which such shareholder or shareholders would have been required to provide in order to nominate such nominee for election at such meeting in accordance with the LLC Agreement and applicable state and federal laws. In considering shareholder recommendations for nominees, the Committee may request additional information concerning the nominee or the applicable shareholder or shareholders. The foregoing applies only to recommendations. Actual nominations by shareholders or others, if and to the extent permitted, must be made in accordance with the Company's Limited Liability Company Operating Agreement and applicable state and federal laws.

         5. The Committee shall receive comments from all directors and report annually to the Board with an assessment of the Board's performance, to be discussed with the full Board following the end of each fiscal year. The Committee shall oversee the evaluation of the Board and, to the extent not overseen by the Company's Compensation Committee or another committee, the evaluation of Company management.

         6. The Committee shall review and reassess the adequacy of the governance principles of the Company and recommend any proposed changes to the Board for approval.

         7. The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm's fees and other retention terms. The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

         8.       The Committee shall make regular reports to the Board.



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         9.       The Committee shall review and reassess the adequacy of this
                  Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review its own performance.

         10. The Committee shall perform such other duties as the Board may assign to it from time to time.

IV. GENERAL PROVISIONS

It is expected that the Committee will meet at least once a year or more frequently as the circumstances require. Meetings of the Committee shall be called and held, and the Committee may act by written consent in lieu of a meeting, as provided in the LLC Agreement.

The Committee is by this Charter delegated the powers of the Board necessary to carry out its purposes, responsibilities and duties provided in this Charter or reasonably related to those purposes, responsibilities and duties.

The Committee may form and delegate authority to subcommittees of one or more members when appropriate. Any subcommittee shall be subject to this Charter. The decisions of any subcommittees to which authority is delegated under this paragraph shall be presented to the full Committee at its next regularly scheduled meeting.


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